Exhibit 99.1

Scienjoy Holding Corporation Launches AI Vista Live! Platform, Advancing Next-Generation Digital Human Technology

BEIJING, December 11, 2025 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announces that its majority-owned subsidiary, Scienjoy Meta Technology L.L.C (“SJ Meta”), has commercially launched AI Vista Live! in Dubai, a next-generation AI performer platform. The launch marks a milestone in the Company’s AI transformation strategy and its expansion into the high-growth digital human sector.

AI Vista Live! delivers lifelike, real-time interaction through multimodal AI and multi-agent architecture. It is designed to serve both consumer and enterprise markets through multiple deployment formats, including a mobile application for consumers, customizable application programming interfaces (APIs) that allow developers to integrate and customize, and enterprise-grade hardware such as kiosk-style terminals and holographic 3D display systems. The platform offers flexible, dynamic behavioral models and rich content-generation capabilities while requiring minimal bandwidth through edge-side deployment, positioning it as a versatile solution for a wide range of use cases.

The platform’s multimodal capabilities enable it to process and respond to diverse inputs, while its multi-agent architecture supports sophisticated, context-aware interactions. Key use cases include customer service, entertainment, education, and corporate communications.

SJ Meta’s existing AI Vista App and Vista AI Photo Booth have maintained user engagement across multiple events and locations in the United Arab Emirates. Flagship clients of AI Vista Live! include the Abu Dhabi Securities Exchange, Emirates NBD, and Dubai Police, reinforcing AI Vista’s growing reputation as a trusted provider of immersive AI experiences in the region.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “The introduction of AI Vista Live! marks a pivotal moment in Scienjoy’s AI innovation roadmap. It bridges the gap between digital interaction and human-like engagement, expanding the possibilities for businesses and consumers to experience and apply AI in real-world scenarios. Dubai serves as our strategic gateway to the Middle East, where demand for advanced AI solutions is accelerating. With AI Vista Live!, Scienjoy is strengthening its presence in next-generation digital human applications in the United Arab Emirates market, demonstrating our commitment to sustained innovation in the rapidly evolving digital-human technology revolution and long-term shareholder value.”

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang
Chief Financial Officer
Scienjoy Holding Corporation

+86-10-64428188
ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242
investors@ascent-ir.com